SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 11-K

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☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____________ to ____________

Commission file number: 1-12744

MARTIN MARIETTA MATERIALS, INC.
PERFORMANCE SHARING PLAN

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

MARTIN MARIETTA MATERIALS, INC.
2710 Wycliff Road
Raleigh, North Carolina 27607
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Financial Statements

Martin Marietta Materials, Inc.
Performance Sharing Plan

December 31, 2002 and 2001 and year ended December 31, 2002
with Report of Independent Auditors

Martin Marietta Materials, Inc. Performance Sharing Plan

Audited Financial Statements

December 31, 2002 and 2001 and year ended December 31, 2002

Report of Independent Auditors

Martin Marietta Materials, Inc., as Plan Administrator

We have audited the accompanying statements of net assets available for benefits of the Martin Marietta Materials, Inc. Performance Sharing Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of Martin Marietta Materials, Inc., as Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG

April 18, 2003

Martin Marietta Materials, Inc. Performance Sharing Plan

Statements of Net Assets Available for Benefits

	December 31

	2002	2001

	(In thousands)
Assets
Interest in Master Trust, at fair value	$93,418	$114,830
Contributions receivable:
Employees	374	424
Martin Marietta Materials, Inc.	134	154

Net assets available for benefits	$93,926	$115,408

See accompanying notes.

Martin Marietta Materials, Inc. Performance Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002
(In thousands)

Net assets available for benefits at beginning of year	$115,408
Additions to net assets attributed to:
Contributions:
Employees	5,765
Martin Marietta Materials, Inc.	2,070
Rollovers	669

Total contributions	8,504
Deductions from net assets attributed to:
Distributions and withdrawals	12,301
Interest in net investment loss of Master Trust	17,228
Administrative expenses	457

Total deductions	29,986

Net assets available for benefits at end of year	$93,926

See accompanying notes.

Martin Marietta Materials, Inc. Performance Sharing Plan

Notes to Financial Statements

December 31, 2002

1. Accounting Policies

The financial statements of the Martin Marietta Materials, Inc. Performance Sharing Plan (the “Plan”) are prepared on the accrual basis of accounting. No liability is recorded for distributions to participants who terminated during the year but have chosen to defer payments to the following year. The assets of the Plan are held and invested on a commingled basis in the Martin Marietta Materials, Inc. Defined Contribution Plans Master Trust (the “Master Trust”) along with the assets of the Martin Marietta Materials, Inc. Savings and Investment Plan for Hourly Employees. The Plan’s interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust. Fair values of the underlying net assets are determined by closing prices on the last business day of the year for those securities traded on national exchanges, at the most recent sales prices for those securities traded in over-the-counter markets and at fair value as determined by the trustee for securities for which there is not an established market. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The assets, realized and unrealized gains and losses and investment income of the Master Trust are allocated among the participating plans on a pro rata basis. All administrative expenses are paid by the Master Trust and allocated to each of the participating plans.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, including the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan providing eligible salaried employees of the Corporation, except those covered by the Martin Marietta Materials, Inc. Southwest Division 401(k) Plan, an opportunity to participate in an individual savings and investment program providing tax deferred savings. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Martin Marietta Materials, Inc. (the “Corporation”) is the Plan’s sponsor and also serves as the Plan administrator.

Martin Marietta Materials, Inc. Performance Sharing Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Employees are eligible to enroll in the Plan on the first day of the first pay period of the month following employment. Participants may elect to contribute basic contributions of 1% to 7% of base salary (as defined in the Plan and subject to applicable Internal Revenue Code (“IRC”) limitations on allowable compensation). Participants may also elect to make additional supplemental contributions, which are not considered for purposes of computing the employer match. A participant’s before-tax combined basic and supplementary contributions may not exceed 15% of that participant’s base pay.

Participants also have the option of making after-tax contributions to the Plan, in addition to, or in lieu of, before-tax contributions. However, the combined amount of after-tax and before-tax contributions cannot exceed a total of 17% of base pay, subject to certain restrictions for highly compensated employees.

The Corporation matches the participants’ annual basic contributions (the first 7% of base pay) starting the first of the month following six months of employment. The amount of the Corporation’s match is equal to 50% of the basic contributions and is credited to participant accounts monthly. All participants are 100% vested in the value of their accounts, including employer contributions.

The participants’ investment options include the Yield-Enhanced Short-Term Investment Fund, S&P 500 Index Fund, Martin Marietta Materials Common Stock Fund, Harbor Capital Appreciation Fund, Daily Bond Market Fund, Vanguard Windsor Fund, Vanguard Explorer Fund and Vanguard International Growth Fund.

Participants may change the overall percentage of their contributions in 1% increments and may change investment elections for future before-tax, after-tax and matching contributions, both up to once per month. Any changes in investment elections must be made in 5% increments. In addition, participants may change the investment mix of the accumulated value of prior contributions among the investment options daily, but are limited to 12 changes in a calendar year, provided that the participant has one transfer in a calendar quarter, regardless of the limitation.

Martin Marietta Materials, Inc. Performance Sharing Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

The Plan provides for participants to borrow from the money in his or her own investment account. All loans must meet specific terms and conditions of the Plan and are subject to applicable IRC regulations. The minimum loan amount is $500. The maximum loan is the lessor of 50% of the total account balance or $50,000 minus the highest outstanding loan balance from the past 12 months. Loans must be repaid at a minimum rate of $40 per month. Personal loans are available to participants in terms of up to 5 years, and primary residence loans are available for terms of up to 15 years. Such loans bear interest at a fixed rate, established upon loan request, which is equal to the annual prime rate (based upon corporate borrowing rates posted by at least 75% of the nation’s 30 largest banks, as reported in The Wall Street Journal on the first business day of the calendar month before loan application) plus 1%. All loans are due in full immediately upon termination of employment. In addition, the Plan provides for in-service withdrawals to participants that meet specific conditions of financial hardship, as defined in the Plan and in accordance with current specific regulations under the IRC. Participants who are still working at the age of 59-1/2 may qualify for special withdrawal rights and privileges as defined in the Plan.

Upon separation from the Corporation, participants may receive the full current value of their contributions and the matching employer contributions in a lump-sum payment at any time or defer any payment until the participant reaches the age of 70-1/2. Participants who have attained age 55 may receive their distributions in the form of a lump-sum payment or in annual installments over a period of up to 25 years. The accounts of participants who receive installment payments remain invested in the funds indicated by the participant.

State Street Bank and Trust Company, a subsidiary of State Street Corporation, is the trustee of the Master Trust and recordkeeper of the Master Trust and Plan.

Although the Corporation expects to continue the Plan indefinitely, the Board of Directors of the Corporation may terminate the Plan for any reason at any time. If the Plan is terminated, each participant or former participant shall receive a payment equal to the value of the participant’s account.

Martin Marietta Materials, Inc. Performance Sharing Plan

Notes to Financial Statements (continued)

3. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated April 9, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

4. Master Trust

The Plan’s interest in the Master Trust’s net assets as of December 31, 2002 and 2001 was 70.11% and 73.47%, respectively. An analysis of investments and related investment income for the Master Trust is as follows:

	2002			2001

		Net
		Appreciation
	Interest	(Depreciation)	Fair Value	Fair Value
	and	in Fair Value	at End of	at End of
	Dividends	During Year	Year	Year

	(In thousands)
Cash and cash equivalents	$1,006	$–	$51,506	$52,588
Government bonds	–	517	6,635	5,010
Corporate bonds	–	277	3,557	2,942
Common stocks	595	(25,278)	66,963	91,287
Other	173	–	4,588	4,155

	$1,774	$(24,484)	$133,249	$155,982

SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the below named plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARTIN MARIETTA MATERIALS, INC. PERFORMANCE SHARING PLAN

By:	Martin Marietta Materials, Inc. Plan Administrator

By:	Benefit Plan Committee

By: /s/ Janice K. Henry Janice K. Henry

Date: June 25, 2003

EXHIBIT INDEX

Exhibit No.	Document

23	Consent of Ernst & Young LLP

99.1	Certification